For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

PFN Reports On Geochemical Study for Predicting Five-Element PGE Concentrations, River Valley Platinum Group Metal (PGM) Project

  A technique has been developed to estimate the Rhodium (Rh), concentration of the Indicated and Measured Resource of the River Valley intrusion from Platinum (Pt) and Palladium (Pd) concentrations.
  The Rh content of the resource is estimated at ~ 10% of the Pt content
  A significant proportion of the PGE’s initially deposited in the conduit may still be present and  may represent a new target and a significant resource

July 26th, 2011, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce the completion of a detailed geochemical study of PGE mineralization in the River Valley intrusion near Sudbury, Ontario.

The program was designed by Dr. Reid Keays to establish a genetic model of mineralization for the River Valley system, determine the cause of lateral variations in PGE content, and develop a technique to estimate Rhodium, Iridium and Ruthenium concentrations in the indicated and inferred resource categories Platinum and Palladium concentrations without the need to assay all samples for the full suite of PGE’s. This approach provides a better estimate of the true value of the mineralization in the River Valley resource.

News Release	July 26, 2011

Geochemical study was carried out to:

  Document the full suite of five element (5E*[1]) platinum group element (PGE) [2] concentrations in the mineralization at River Valley
  Develop a estimation technique to predict Rhodium (Rh), Iridium (Ir) and Ruthenium (Ru) concentrations from Platinum (Pt) and Palladium (Pd)
  Determine the cause of lateral variations in PGE content
  Establish a genetic model of mineralization for the River Valley system

Dr. Reid Keays of Monash University in Australia is an expert in the geochemistry of nickel-copper-PGM deposits and the processes leading to their formation.  He selected a total of 336 core samples from five drill holes from the River Valley project area for his study. The samples were to provide a sample set that encompasses a wide range of PGM concentrations, rock types, degrees of alteration, and geographic locations. The samples also represent stratigraphic sections through the mineralization, from footwall through the mineralized breccia unit and into the overlying layered series lithologies.

Dr. Keays concluded from the study that estimates of the Rh, Ir, and Ru concentrations in the River Valley resource can be obtained on the basis of the average Pt and Pd assay grades through a regression analysis. His study indicates that Rh concentrations are equivalent to ~10% of the Pt grades, Figure 1 illustrates a measured Rh values versus Pt values for all 336 analysed samples and the regression line with its derived equation

[1] 5E*= Rhodium + Iridium + Ruthenium + Platinum  + Palladium
[2] PGE= Platinum Group Elements

News Release	July 26, 2011

The reader is cautioned under National Instrument 43-101 guidelines for reporting standards that further study is required to verify that this method provides an acceptable measure that conforms to the CIM standards for mineral resources and mineral reserves estimates.

Dr. Keays’ implications for exploration within the River Valley System includes:

  The PGE-rich sulphides within the River Valley Intrusion were formed elsewhere along the magma conduit and transported by the magmas which formed the mineralized zone
  The continued supply of both PGE-rich sulphides and mafic and felsic footwall fragments in the magma which filled the River Valley chamber after the main mineralizing event indicates that not all of the PGE-rich sulphides that were initially deposited in the magma conduit “upstream” from River Valley were removed in the “main” mineralizing event
  A significant proportion of these sulphides may be at shallow depth in feeders to the River Valley Intrusion.

Figure 2- is a graphic illustrating that significant proportion of the PGE’s initially deposited in the conduit may still exist and could represent a significant resource.

All 336 samples were submitted to the Geosciences Laboratories., an ISO/IEC 17025 (2005) accredited analytical laboratory located in Sudbury, Canada, for nickel sulphide (NiS) collection fire assay analysis of platinum, palladium, iridium, rhodium, ruthenium, and gold concentrations.

Qualified Person Statement

This news release has been reviewed and approved for technical content by John Londry M.Sc, P.Geo, a director of the Company and a qualified person under the provisions of National Instrument 43-101.

About the River Valley PGM Project

The River Valley PGM project is located in the Dana and Pardo townships of Northern Ontario, approximately 60 km east of Sudbury, Ontario (figure-3). The project is road accessible in Canada’s premier Ni-Cu-PGM mining and smelting district which boasts excellent mining infrastructure and community support for mining activities.

The River Valley project mineral claims were optioned by PFN in 1998 following the discovery of highly anomalous PGM values in grab samples. The property was subsequently optioned by PFN to Anglo Platinum in 1999. Initial exploration was guided by geochemical and induced polarization surveys with subsequent drilling proving up significant mineralization at Dana Lake and Lismer’s Ridge.

News Release	July 26, 2011

Anglo Platinum continued to fund exploration under the terms of the option and joint venture agreement and invested over $22 million in the exploration including 500 drill holes of the property for a 50% stake in the joint venture.

Additional discoveries were made over a 9 km strike length but due to lower commodity prices and the financial crises in 2008 and 2009 the project’s true potential had not yet been realized.

The third mineral resource estimate in accordance with the guidelines set out by NI43-101 was published in 2006.

At a 1 g/t cut off

  Measured Resource: 7.99 million tonnes containing 342,000 ounces of palladium (1.33 g/t), 112,400 ounces of platinum (0.44 g/t) and 19,600 ounces of gold (0.08 g/t)
  Indicated Resources: 11.309 million tonnes containing 391,100 ounces of palladium (1.08 g/t), 132,600 ounces of platinum (0.36g/t) and 24,000 ounces of gold (0.07 g/t) with an additional inferred resource of 0.88 million tones containing 38,400 ounces of palladium (1.36g/t), 13,100 ounces of platinum (0.46g/t) and 2,100 ounces of gold (0.07 g/t) using a 1 g/t cut off (pt/pd)

In April 2011, PFN and Anglo Platinum closed a transaction allowing PFN to acquire Anglo Platinumʹs 50% stake in the River Valley JV giving PFN 100% of the River Valley PGM project. The transaction issued 12% of PFNʹs outstanding shares, (as of January 2011) to Anglo Platinum. Through its share ownership in PFN, Anglo Platinum can benefit on any future success of the River Valley Project. Immediately after acquiring 100% of the project PFN commenced a $5,000,000 exploration program on its 100%- owned River Valley project, (April 20th, 2011).

Phase IA and IB drilling is completed and significant intervals of Platinum, Palladium and Gold mineralization has been intersected in the drill holes.

Phase IC is slated to commence on expanded and new targets in August 2011.

About Pacific North West Capital Corp

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 9% of the Company (as of July, 2011).

News Release	July 26, 2011

In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and on to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has an excellent infrastructure and is located 60 miles from Sudbury, Ontario, one of Canada’s largest mining centres with 2 large mineral processing facilities that have extra capacity.

On April 20th, 2011, PFN announced that it has commenced the Phase I of the $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project. As of July 2011, PFN has completed more than 7800 metres of drilling and more than 140 line km of 3D IP geophysics survey. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company's renewed exploration efforts.

On January 24th, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km. Val-d'Or, Québec (see news release dated January 24, 2011). The Destiny Project is under option from Alto Ventures Ltd. (“Alto”). Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four-year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto.

On April 27th, 2011, PFN announces a new NI43-101 mineral resource estimate on the Rock & Roll Gold-Silver-Polymetallic Project, located in Northern BC. (see news release dated April 27th, 2011). New mineral resource estimate significantly increases historic resource, indicated resources includes: 2,155,679 tonnes grading 0.68 g/t gold (47,040 contained oz of Au), and 82.7 g/t silver (5,734,445 contained oz of Ag) at a cut‐off grade of 0.5 g/t AuEq and  including 0.22% Copper (10,500,833 lbs Cu), 0.22% Lead (10,399,960 lbs Pb), and 0.94% Zinc (44,522,995 lbs Zn). The Rock and Roll Polymetallic Project is under option from Equity Exploration Consultants Ltd., First Fiscal Enterprises Ltd. and Pamicon Developments Ltd.

In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU: TSX.V) which company is developing the Nixon Fork Gold Mine in Alaska, which is slated for production in summer of 2011. (Click here to view Fire River Gold’s 2011 President’s Message)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.5 million in working capital and securities and no debt.

News Release	July 26, 2011

Aggressive Ongoing Acquisition Program

The Company has PGM, gold and base metal projects in BC, Québec, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals projects, precious metals and base metals projects on an international scale.

The Company has recently begun significantly expanding its PGM project portfolio in Canada and the U.S. (Alaska) and will be releasing updates as soon as these acquisitions have been completed.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.Pfncapital.com)

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

News Release	July 26, 2011